StockText LLC
Cash Flow Statement
Unaudited
For the Period November 1, 2023 (Inception) to December 31, 2023

Operating activities:

Net loss	$	(1,220,000)
Changes in operating assets and liabilities:		
Accounts payable		1,220,000
Net cash provided by operating activities		-
Investing Activities		-
Net cash provided by investing activities		-
Financing activities		-
Net cash provided by financing activities		-
Net cash increase for period		
Cash at the beginning of the period		-
Cash at the end of the year	**$**	**-**
Supplemental disclosure of cash flow information:		
Cash paid during the period for:		
Income taxes	$	-
Interest	$	-